Pillsbury Winthrop Shaw Pittman LLP

50 Fremont Street | San Francisco, CA 94105-2228 | tel 415.983.1000 | fax 415.983.1200

MAILING ADDRESS: P. O. Box 7880 | San Francisco, CA 94120-7880

March 12, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention: Pamela A. Long, Assistant Director

Re:	Headwaters Incorporated
Form S-4/A filed March 12, 2010
File No. 333-163285

Dear Ms. Long:

On behalf of our client, Headwaters Incorporated (the “Company”), we hereby provide the following information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated March 1, 2010. Set forth below are the Company’s responses to the Staff’s comments. The number of the responses and the headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Simultaneously with this letter, the Company is filing pre-effective Amendment No. 3 to the Registration Statement on Form S-4 to reflect the Company’s responses to the Staff’s comments. We also enclose for your convenience a marked copy of pre-effective Amendment No. 3 to the Registration Statement on Form S-4.

Documents Incorporated by Reference, page ii

1.	Please specifically incorporate by reference your Form 10-Q for the quarterly period ended December 31, 2009, which you filed February 3, 2010.

Response: The Company has revised the relevant disclosure to specifically incorporate by reference its Form 10-Q for the quarterly period ended December 31, 2009.

United States Securities and Exchange Commission

March 12, 2010

Exhibit 5.1

2.	Please have counsel revise its opinion to reflect the changes to the dates of the opinions filed as exhibits 5.3, 5.4, and 5.6 as a result of the comments below.

Response: Counsel has revised its legal opinion to be dated concurrent with Amendment No. 3. A revised Exhibit 5.1 legal opinion is filed concurrently with Amendment No. 3.

Exhibit 5.3

3.	We note your response to comment four in our letter dated January 27, 2010. Please re-file exhibit 5.3 to include a signed opinion of counsel by adding a conformed signature to the opinion.

Response: We respectfully note to the Staff that Exhibit 5.3 included a conformed signature when filed. As discussed with the Staff, Counsel has revised its legal opinion to be dated concurrent with Amendment No. 3. A revised Exhibit 5.3 legal opinion is filed concurrently with Amendment No. 3.

Exhibit 5.4

4.	We note your response to comments five and six in our letter dated January 27, 2010. Please re-file exhibit 5.4 to include a signed opinion of counsel by adding a conformed signature to the opinion.

Response: We respectfully note to the Staff that Exhibit 5.4 included a conformed signature when filed. As discussed with the Staff, Counsel has revised its legal opinion to be dated concurrent with Amendment No. 3. A revised Exhibit 5.4 legal opinion is filed concurrently with Amendment No. 3.

Exhibit 5.5

5.	We note that counsel’s opinion is dated and qualified as of January 15, 2009. Please have counsel update its opinion as of a date reasonable proximate to the next amendment to the registration statement.

Response: Counsel has revised its legal opinion to be dated concurrent with Amendment No. 3. A revised Exhibit 5.5 legal opinion is filed concurrently with Amendment No. 3.

United States Securities and Exchange Commission

March 12, 2010

Exhibit 5.6

6.	We note your response to comments seven and eight in our letter dated January 27, 2010. Please re-file exhibit 5.6 to include a signed opinion of counsel by adding a conformed signature to the opinion.

Response: We respectfully note to the Staff that Exhibit 5.6 included a conformed signature when filed. As discussed with the Staff, Counsel has revised its legal opinion to be dated concurrent with Amendment No. 3. A revised Exhibit 5.6 legal opinion is filed concurrently with Amendment No. 3.

* * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either the undersigned at (415) 983-1032 or Linda C. Williams of Pillsbury Winthrop Shaw Pittman LLP at (415) 983-7334, if you have any questions or comments regarding the foregoing. Thank you for your prompt assistance with this matter.

Very truly yours,

/s/ Patrick J. Devine
Patrick J. Devine

cc:	Linda C. Williams, Pillsbury Winthrop Shaw Pittman LLP

Kirk A. Benson, Headwaters Incorporated
Harlan M. Hatfield, Esq., Headwaters Incorporated